Exhibit 4.2

Telenet BidCo NV (the Company)

For the attention of Renaat Berckmoes

7 May 2008

Dear Sirs,

We refer to the €2,300,000,000 credit facilities agreement originally dated 1 August 2007 and as amended and restated by supplemental agreements dated 22 August 2007, 11 September 2007 and 8 October 2007 and as further amended by an amendment letter dated 19 November 2007, between, among others, the Company and BNP Paribas S.A as Facility Agent (the Credit Agreement).

Terms defined or construed in the Credit Agreement and not otherwise defined or construed in this letter shall have the meaning and construction given to them in the Credit Agreement.

1.	This letter is a Finance Document.

2.	Subject to the terms of this letter, the Credit Agreement will remain in full force and the Credit Agreement and this letter will be read and construed as one document.

3.	The Majority Term Loan B2 Facility Lenders and the Company have agreed that, from the date of this letter, the Availability Period in respect of the Term Loan B2 Facility shall be to and including 30 June 2009. Accordingly, the Facility Agent is authorised to execute this letter on behalf of the Majority Term Loan B2 Facility Lenders.

4.	The Company (for itself and on behalf of each Obligor):

(a)	agrees to the extension of the Availability Period from the date of this letter in respect of the Term Loan B2 Facility as contemplated by this letter; and

(b)	with effect from the date of this letter, confirms that any security or guarantee created or given by it under a Finance Document will continue to extend to the liabilities and obligations of the Obligors to the Finance Parties under the Finance Documents as amended by this letter.

5.	The following representations are made by each Obligor on the date of this letter to each Finance Party:

(a)	It has the power to enter into and perform, and has taken all necessary action to authorise the entry into and performance of this letter and the transactions contemplated by this letter.

(b)	Subject to any principles of law limiting its obligations and specifically referred to in any legal opinion delivered under Schedule 1 (Conditions Precedent Documents) of the Credit Agreement, this letter constitutes its legally binding, valid and enforceable obligation.

(c)	The entry into and performance by it of, and the transactions contemplated by, this letter do not and will not conflict with:

(i)	in any material respect, any law or regulation or official judgment or decree applicable to it;

(ii)	in any material respect, its constitutional documents; or

(iii)	any agreement or instrument to which it is a party or is binding on any of its assets or binding upon any other member of the Group or any other member of the Group’s assets, where such conflict would or is reasonably likely to have a Material Adverse Effect.

(d)	All material and necessary authorisations, registrations, consents, approvals, licences, and filings required by it in connection with the entry into, performance, validity and enforceability of, and the transactions contemplated by, this letter have been obtained or effected (as appropriate) and are validly existing.

6.	This letter (including the agreement constituted by your acknowledgement of its terms) is governed by and construed in accordance with English law.

Yours faithfully,

BNP PARIBAS S.A. (as Facility Agent)

By: Authorized signatory

FORM OF ACKNOWLEDGEMENT

We acknowledge and agree with the terms of this letter.

For and on behalf of:

Company

TELENET BIDCO NV (for itself and on behalf of each Obligor)

By:

/s/ D. Sickinghe	/s/ Andre Sarens
D. Sickinghe Managing Director	Andre Sarens Director